

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DC: No Act P.E. 12-4-06

DIVISION OF





RECD S.E.C.
JAN 1 2 2007
1086

December 29, 2006

Stuart S. Moskowitz
Senior Counsel
International Business Machines Corporation
New Orchard Road
Armonk, NY 10504

Act: 1934
Section:
Rule: 14A-8
Public Availability: 12/29/2006

Re: International Business Machines Corporation
Incoming letter dated December 4, 2006

Dear Mr. Moskowitz:

This is in response to your letter dated December 4, 2006 concerning the shareholder proposal submitted to IBM by Charles J. Pentek. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
JAN 2 2 2007
THOMSON FINANCIAL

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Charles J. Pentek
8878 11th Avenue, NE
Rochester, MN 55906

51143



Office of the Vice President
Assistant General Counsel

New Orchard Road
Armonk, NY 10504

December 4, 2006

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F. St, N.E.
Washington, D.C. 20549

Subject: IBM Stockholder Proposal of **Charles J. Pentek**

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I am enclosing six copies of this letter together with a proposal and statement in support thereof (the "Proposal"), attached as Exhibit A hereto, which Proposal was submitted by Charles J. Pentek, a former IBM employee (the "Proponent") to International Business Machines Corporation (the "Company" or "IBM").

The text of the actual stockholder proposal can be found on page 2 of the submission. It provides:

> **"I propose IBM update the competitive evaluation process to only accept late quotes from a supplier if the suppler provides documented proof of a situation that only the late supplier experienced and that the situation was unforeseen and not preventable."**

IBM believes that the Proposal may properly be omitted from IBM's proxy materials being prepared for our 2007 annual meeting of stockholders (the "2007 Annual Meeting") for the reasons discussed below. To the extent that the reasons for omission stated in this letter are based on matters of law, these reasons are the opinion of the undersigned as an attorney licensed and admitted to practice in the State of New York.

I. THE PROPOSAL SHOULD BE OMITTED UNDER RULE 14a-8(i)(7) AS RELATING TO THE COMPANY'S ORDINARY BUSINESS OPERATIONS.

Rule 14a-8(i)(7) allows a company to omit shareholder proposals from its proxy materials "if the proposal deals with a matter relating to the company's ordinary business operations." The Proposal seeks to micro-manage the Company's procurement process; more specifically the manner in which the Company should be handling late responses to Requests For Quotations ("RFQs") that IBM seeks from its suppliers in the ordinary course of our business. Aside from any of the other deficiencies and inaccuracies set forth in the Proposal, as outlined below, and irrespective of any other legal or factual shortcomings associated therewith, the Proposal should be omitted because it relates to the ordinary business operations of the Company.

The Commission has expressed two central considerations underlying the ordinary business exclusion. See Amendments to Rules on Shareholder Proposals, Release 34-40018 (63 Federal Register No. 102, May 28, 1998 at p. 29,106). The first underlying consideration expressed by the Commission is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to shareholder oversight. **Examples include the management of the workforce, such as the hiring, promotion and termination of employees, *decisions on production quality and quantity* *and the retention of suppliers*.** " (id. at 29,108) (emphasis added) "The second consideration involves the degree to which the proposal seeks to micro-manage the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." id. The Commission had earlier explained in 1976 that shareholders, as a group, are not qualified to make an informed judgment on ordinary business matters due to their lack of business expertise and their lack of intimate knowledge of the issuer's business. See Adoption of Amendments Relating to Proposals by Security Holders, Exchange Act Release No. 12999 (November 22, 1976).

The Commission has also noted that the policy motivating the Commission in adopting the ordinary business exclusion was basically the same as the underlying policy of most state corporation laws. That is, to confine the solution of ordinary business problems to the board of directors and place such problems beyond the competence and direction of the shareholders. The basic reason for this policy is that it is manifestly impractical in most cases for stockholders to decide management problems at corporate meetings. See Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 relating to Proposals by Security Holders, Exchange Act Release No. 19135 (October 14, 1982), at note 47. Under the Commission's rationale for treating ordinary business matters, the instant Proposal, which seeks to micro-manage the Company's ***supplier selection*** process, is clearly subject to omission under Rule 14a-8(i)(7).

A. COMPANY DECISION MAKING RELATING TO THE SELECTION OF ITS SUPPLIERS AND VENDORS, INCLUDING A VARIETY OF SPECIFIC DETERMINATIONS RELATING TO HOW THE COMPANY'S PROCUREMENT PROCESS SHOULD BE ADMINISTERED, AS WELL AS THE SITUATIONS IN WHICH EXCEPTIONS TO THE COMPETITIVE QUOTE PROCESS SHOULD BE PERMITTED THAT MIGHT ALLOW VENDORS AND SUPPLIERS TO HAVE LATE QUOTES CONSIDERED BY THE COMPANY WHEN RESPONDING TO A COMPANY'S REQUEST FOR QUOTATION ("RFQ"), ALL FALL WITHIN THE COMPANY'S ORDINARY BUSINESS OPERATIONS UNDER RULE 14a-8(i)(7).

Inasmuch as the Proposal seeks to micro-manage the Company's supplier selection process, by determining when, how and under what circumstances the Company should be permitted to accept late quotes coming back from our vendors and suppliers in response to solicitations by the Company of Requests For Quotations ("RFQs"), the Proposal seeks, improperly, to involve the Company's stockholders in the deepest level of the Company's basic day-to-day business operations. Indeed, decision making of this nature -- i.e., when, how and under what circumstances the Company should be able to accept the quotes of third party suppliers and vendors who respond on an untimely basis to our RFQs -- is not a matter for stockholder decision making at an annual meeting. In outlining one aspect of a business sub process associated with the receipt of price quotations, the Proponent -- in addition to limiting the Company's ability to optimize its own sources of supply in various procurement situations -- could also unnecessarily take away from the Company the ability to exercise its own business judgment in determining from whom we might otherwise be able to best source the purchasing of a multitude of different of parts and supplies, by removing the Company's power to accept late quotes, unless the Proponent's own self-styled "exception" criteria were satisfied. Such limitations, in addition to being unnecessary, fall directly within the Company's ordinary business decision making.

In this connection, the SEC has previously viewed as subject to exclusion under Rule 14a-8(i)(7) and its predecessor, Rule 14a-8(c)(7), a variety of similar proposals in which stockholders have brought forward their own similar ideas. In these cases, registrants have properly argued that these proposals intrude upon their basic decision making ability in the supplier selection process, and uniformly, those proposals have been found to fall directly within a registrant's ordinary business operations. For example, in Residential Mortgage Investments, Incorporated (May 3, 1991), a stockholder with the objective of having a mortgage loan company ("RMI") significantly reduce the existing fees and general and administrative costs then associated with its existing management, servicing and administrative services agreements, filed a proposal seeking for RMI to solicit competitive bids for these three agreements. RMI maintained that these agreements involved the day-to-day administration by the company of its ordinary business -- management and servicing of mortgage and loans. RMI further noted that while costs were a consideration, the company, in awarding these contracts, "analyzes various aspects of the servicer or manager not related to costs such as expertise, past performance and reputation." In maintaining that the company should be free to operate its business (including the 3 contracts in question) without direct stockholder oversight, the company argued, and the staff of the SEC concurred, that the proposal dealt with matters relating to the conduct of the company's ordinary business operations **(i.e., procedures and policies for awarding contracts and management of costs).** Similarly, in Sizeler Property Investors, Inc. (February 7, 1997), another stockholder filed a proposal seeking for the company, a real estate investment trust ("REIT") to "immediately initiate and organize a truly self-administered management structure at lower costs combined with the elimination of possible conflicts of interest as a strategy to improve shareholder value." As in RMI, the company maintained that the proposal should be excluded since it involved such day-to-day matters as the retention and evaluation of its suppliers; in that case, the manager of the REIT's properties. The registrant noted that understanding, evaluating and structuring arrangements with providers of services required an understanding of the particular needs of the companies, evaluation of the risks involved in each choice, and knowledge of the entities having the right combination of experience, size and cost effectiveness to service the types of properties owned by the companies in the geographic areas where the properties were located. The company noted that the staff had regularly allowed registrants to exclude from their proxy materials proposals regarding the retention of a variety of outside professional advisors, and maintained that this situation was not substantively distinguishable. The staff concurred, and permitted the exclusion of the proposal as ordinary business **(i.e. procedures and policies for awarding contracts and management of costs).** The same result should apply here.

Other proposals relating to the business processes associated with the selection of contractors have also been ruled to be ordinary business matters. In Atlantic Energy, Incorporated (February 17, 1989), a stockholder filed a proposal seeking for the company to "give priority to hiring contractors and employees from the area served by the [c]ompany to perform construction and maintenance work on [c]ompany projects, provided such contractors and employees are qualified to perform the work and are reasonably competitive in price." In the proponent's view, the company could "derive substantial long-term economic benefits by practicing a good-neighbor policy." The proponent maintained that "giving priority to local firms provides jobs and income for local residents, most of whom are also consumers and ratepayers of the [c]ompany" and that "using local contractors and employees insures that financial resources stay in the community to pay local taxes, purchase homes and be deposited at local financial institutions." The proponent did not *require* "hiring local firms at any cost, but only those which are 'reasonably competitive' in price." In arguing to exclude the proposal as ordinary business, the company maintained that the proposal improperly intruded on the province of the Board and its management in selecting contractors and employees. In the company's view, "[t]he Board should be free to consider all criteria it deems relevant. Because the selection of contractors or employees may depend on the [c]ompany's needs at a particular time, the Board must have discretion to make choices in the [c]ompany's best interests. The proposal would interfere with that discretion by mandating that priority be given to certain firms or persons, whether or not in the best interest of the [c]ompany. By imposing a requirement that certain firms or persons be given priority, the Proposal would interfere with the statutory grant of managerial power to the Board of Directors." The staff concurred with the company's request to exclude that proposal as it dealt with a matter relating to the conduct of the ordinary business operations of the company (**i.e., selecting contractors and employees**). The rationale in Atlantic Energy is fully applicable in the instant case.

Indeed, still other proposals have been excluded over the years where such proposals related to the relations the registrant maintained with its outside contractors and subcontractors. In General Motors Corp. (February 25, 1997), a stockholder who did not believe one of GM's vendors was doing a good job or was otherwise acting in the best interest of the company filed a proposal seeking for the company's board to form a committee to review the contract GM had with the vendor, including in that review the performance of that vendor in servicing the GM Credit Card. The stockholder also sought for the committee to review the way in which the vendor handled various operational aspects of the credit card and its relationship with its credit card customers, in order to recommend whether any changes should be made to the vendor contract. In concurring with GM's request to exclude the proposal, the staff wrote that the proposal was directed at matters relating to the conduct of the GM's ordinary business operations **(i.e., relations with subcontractors**).

The criteria that a company utilizes to select its contractors has also been found to form the basis for omitting stockholder proposals under the ordinary business exclusion. In E.I. Dupont de Nemours & Co. (January 26, 1982), a stockholder filed a proposal recommending that the company "have no research work conducted in any college or university department which is known to any of the [c]ompany's top ten officers to employ an avowed Communist or Marxist." Dupont argued that this proposal, if implemented, would cause it to have to redefine its existing criteria to select outside contractors who conducted research work, and that it only used such contractors when research work could not be economically performed in-house or when unique expertise or facilities were needed. Dupont further maintained that the selection of the institution most qualified to conduct research work under contract to Dupont was purely an ordinary business decision and therefore fit squarely within the limitations of the SEC's ordinary business exclusion. The SEC concurred. In the staff's view, **determining the criteria used to select research contractors was an ordinary business matter**. See also Florida Power & Light Company (January 8, 1981)(**i.e., the selection of contractors for construction projects is an ordinary business matter**).

Similarly, in Northeast Utilities (February 20, 1976), a proposal requesting management to take action with respect to a matter -- there, the procedures to be followed and the criteria to be used in selecting outside counsel, the independent auditor and the transfer agent -- was determined to be an integral part of its conduct of the company's ordinary business operations. Since the management, as part of its conduct of the company's day-to-day business operations, established the standards, qualifications and procedures to be utilized in selecting an independent auditor for stockholder ratification, and in employing outside counsel and the transfer agent, the proposal was properly excluded as ordinary business. See also International Business Machines Corporation (February 12, 1990) (proposal recommending that the chairman explain and justify

Company actions with respect to a certain contract was properly omitted, since it dealt with a matter relating to the conduct of the Company's ordinary business operations (**i.e., contract performance and evaluation**). The ordinary business rationale applicable in each of the above letters is fully applicable in the instant case to the Proponent's attempt to micro manage IBM's RFQ response criteria for the acceptance of late quotes as well as IBM's supplier selection process relating thereto.

B. IBM's RFQ BID ACCEPTANCE SUB PROCESS, AND THE SPECIFIC CRITERIA ASSOCIATED WITH THE ACCEPTANCE BY IBM OF LATE QUOTES SUBMITTED BY IBM's VENDORS AND SUPPLIERS IN CONNECTION THEREWITH, IS AN ORDINARY BUSINESS MATTER.

The Proponent, a former IBM employee, has targeted IBM's RFQ bid acceptance sub process, the identical topic he raised internally with IBM in 2002. Familiar with the procurement of E4 power supplies -- one of literally thousands parts and supplies externally sourced by IBM every year as part of the overall procurement and assembly of computer parts, supplies, products and services -- the Proponent continues to have his own ideas on how the bid acceptance sub process should be run; specifically, the Proponent continues to believe that the Company should apply the specific exception process he has fashioned -- now outlined in the form of his stockholder Proposal -- which exception process he would have IBM apply to all late quotes that are submitted by vendors responding to IBM's RFQs. In his words, the Proponent believes that IBM should "*update the competitive evaluation process to only accept late quotes from a supplier if the supplier provides documented proof of a situation that only the late supplier experienced and that the situation was unforeseen and not preventable.*" Wholly aside from how such a Proposal would be interpreted and implemented, under the rationale outlined in the above-cited letters, the instant Proposal should be excluded under Rule 14a-8(i)(7), as it implicates purely garden-variety ordinary business matters for IBM and its procurement organization.

The procurement by IBM of parts, supplies, services and intellectual property constitutes an integral part of IBM's day-to-day business operations. As part of IBM's ordinary course efforts to achieve greater efficiency and responsiveness to market conditions, IBM has in recent years undertaken an initiative to recast its own integrated supply chain as an "on-demand" business operation, turning what had previously been an expense to be managed into a strategic advantage for the Company and, ultimately, improved delivery and outcomes for our customers. In this light, IBM spends approximately $41 *billion* annually through its supply chain, procuring materials and services from thousands of vendors and suppliers around the world. The Company's supply, manufacturing and distribution operations are integrated in one operating unit that has reduced inventories, improved response to marketplace opportunities and converted fixed to variable costs. Simplifying and streamlining internal operations has improved employee productivity and processes and thereby the experiences of the Company's customers when working with IBM. While these efforts are largely concerned with product manufacturing and delivery, IBM is also applying supply chain principles to service delivery across its solutions and services lines of business. In addition to its own manufacturing operations, the company uses a number of contract manufacturing ("CM") companies around the world to manufacture IBM-designed products and parts. The use of CM companies is also intended to generate cost efficiencies and reduce time-to-market for certain IBM products.

Further, as part of IBM's efforts to purchase and deliver the highest quality products and services most effectively and efficiently, over the years the IBM Global Procurement organization has developed, implemented and modified a set of internal guidelines, including various processes and sub processes, to help ensure that our employees act responsibly and in the best interest of IBM to procure and deliver the quality products our customers demand. In short, IBM Global Procurement has responsibility for achieving the best overall value for IBM when acquiring or contracting for goods, services and other assets, and is responsible for both selecting the best supplier and assuring that IBM is getting fair value for the price we pay. The procurement organization also provides continuing instruction and training, both to our employees as well as to our vendors and suppliers, in the overall procurement processes for the goods and services we require to be built or otherwise supplied for the products we sell, as well as in the various sub processes associated with the procurement process. Over time, IBM has developed and honed many of these internal procurement processes, often with input from our employees and vendors, and we have issued these guidelines to handle the myriad of repetitive situations we face on a daily basis in addressing these processes and sub processes. These include, among others, the requests we make of our various suppliers and vendors in Requests for Information (RFIs), Request for Quotations (RFQs) and Requests for Proposals (RFPs), as applicable.

In this light, the Company's current Procurement "Bluebook" (a detailed internal manual) provides that the Company's "Buyer" (the person(s) within IBM making the specific procurement decision) is responsible for assuring the integrity of the bidding process, and complying with the following points:

- The product or service requirements should be communicated to all suppliers participating in the bid at the same time. A copy of the signed, dated request which was sent to each supplier is sufficient documentation to demonstrate compliance.
- Any updates to requirements or extensions of due dates must be communicated to all participating suppliers at the same time.
- Request for Quotes/Proposal (RFP/RFQ) and responses to RFP/RFQ should be communicated in writing (mail, fax, Internet, electronically including e-mail).
- ***Prior management approval is required to consider late bids.***
- Management approval is required if the lowest bid is not selected. All exceptions should be fully documented.
- Verbal quotes should be discouraged; however if accepted, the Buyer must ensure that the transaction is completely documented.

As can be seen in the 4th bullet, *supra*, the Company has established, as part of its Procurement "Bluebook," that late bids ***can*** be considered with prior management approval. This, however, is evidently not enough for the instant Proponent. He seeks through the Proposal to superimpose his own limitations on the Company's internal procurement processes and, more specifically, his own putative procedure under the RFQ sub process which would be associated with receipt of late quotes as part of IBM's source selection process. This activity falls within the Company's ordinary business operations.

As noted above, the Company's procedures, processes and sub processes have been carefully developed and honed over the years, often with input from employees and suppliers, in order to meet the Company's needs in procuring the parts, products and services necessary to make and deliver our products in an optimal manner. By injecting his own self-styled limitations on the Company's ability to select and work with suppliers at the RFQ level, the Proponent continues to seek to limit IBM's ability to run its day-to-day source selection activities in an optimal manner by precluding IBM from selecting otherwise qualified suppliers who may have responded late to an RFQ but who otherwise did not satisfy the Proponent's own "exception" criteria. This is precisely what the ordinary business exclusion is designed to cover. Tasks like the instant one -- involving the retention of suppliers -- "are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to shareholder oversight," and the specific limitations outlined by the Proponent in the instant case evidences a degree of micro management which is utterly impermissible under Rule 14a-8(i)(7). As such, we believe the instant Proposal should be omitted under such Rule.

Further support for our position in this case can be found in a variety of other letters where proposals have properly been omitted as part of a company's ordinary business operations when they sought to regulate other aspects of a company's basic decision making process with respect to its product sourcing activities. See, e.g., Chrysler Corporation (January 16, 1996), where a proposal requesting that the company cease outsourcing its automotive parts needs to foreign suppliers was excluded because it related to decisions related to product choices and the company's sourcing of components. See also Seaboard Corporation (March 3, 2003) (proposal seeking company report on suppliers' use of antibiotics excludable under Rule 14a-8(i)(7)); Hormel Foods Corporation (November 19, 2002) (to same effect); Nike, Inc. (July 10, 1997) (proposal requesting review of wage adjustments for independent contractors and addressing contract compliance with company's code of conduct excluded as ordinary business).

Finally, still other proposals have properly been excluded as part of a company's ordinary business operations when they sought to establish additional rules and guidelines, impose restrictions, or would have otherwise served to overlay their own requirements on a variety of other internal business processes. In a very recent letter, for example, OfficeMax Incorporated (February 13, 2006), a stockholder sought "to establish a task force to benchmark other retail organizations, including competitors, regarding the policies and procedures used for the handling of promotional rebates. The objectives of this task force will be to revise and simplify existing procedures and third party arrangements used by the [c]ompany at the present time for such purposes."

After illustrating how the rebate process implicated the registrant's ordinary business operations, the staff permitted its exclusion on that basis. See also Rentrak Corporation Inc. (June 9, 1997)(proposal requesting that company hire an independent public auditing firm to do a complete review of the company's in-house customer compliance auditing department and establish *rules and guidelines* for such department, could properly be excluded as relating to the company's ordinary business operations (i.e. internal auditing policies). Indeed, the same result should apply here. The instant Proposal, by its very terms, if implemented, could eliminate the ability of IBM's procurement department to make the day-to-day sourcing decisions which are fundamental to operating our business effectively and efficiently.

In sum, every day, decisions have to be made about what the Company should be doing, as well as where, how and with whom we should be doing it. These decisions aren't new, and have been effected in the ordinary course of our business ever since IBM was originally established in 1911. Indeed, it is difficult to conceive of a greater intrusion into the ordinary business operations of the Company than a stockholder proposal that would remove from management the discretion to administer its own RFQ sub process as it deemed appropriate, and preclude IBM's procurement personnel from sourcing parts from the best supplier who responded late to an RFQ without meeting the instant Proponent's exception criteria. Since the proper administration of these matters are effected as part of this Company's day-to-day procurement activities, and falls at the heart of our ordinary business operations, the Proposal is fully and properly excludable under Rule 14a-8(i)(7). The Company therefore respectfully requests the staff's concurrence that the Proposal can properly be excluded under Rule 14a-8(i)(7), and that no enforcement action be recommended to the Commission if the Company excludes the Proposal on such basis.

II. THE PROPOSAL SHOULD ALSO BE OMITTED UNDER RULE 14a-8(i)(4) AS IT RELATES TO THE REDRESS OF A PERSONAL CLAIM OR GRIEVANCE AGAINST THE COMPANY AND COMPANY MANAGEMENT, DESIGNED TO FURTHER A PERSONAL INTEREST OF THE PROPONENT WHICH IS NOT SHARED BY IBM STOCKHOLDERS AT LARGE.

Rule 14a-8(i)(4) permits exclusion of a proposal that relates to the redress of a personal claim or grievance against the company and is designed to result in a benefit to the Proponent or to further a personal interest, which is not shared with other stockholders at large. As can be seen on the face of the Proposal itself, the instant Proposal relates directly to a number of the same personal issues the Proponent has had with the Company and the Proponent's own management over the years, which issues have not been resolved to his satisfaction. The text of the instant submission, including the Proposal, clearly shows these personal issues, which are the very same issues he has had with IBM since 2002. The self-serving positions now outlined by the Proponent are not shared by IBM. The Proposal clearly shows, on its face that the Proponent remains unhappy because he thinks:

- the Company improperly failed to implement this same idea in 2002 relating to how we should handle late quotes;
- he was improperly rated one of the "lowest contributors" by his management in 2004 and 2005;
- he was so rated because of an "open door" he filed in 2002 relating to the acceptance process for late quotes;
- IBM unfairly targeted him to leave because of his low performance ratings;
- he deserved a greater severance package than the one he received when he decided, voluntarily, to leave IBM earlier this year (13 weeks pay, six months transitional medical benefits & group life insurance benefits), and
- he should have been able to collect unemployment benefits from the State of Minnesota after he left IBM, which he did not, and for which he now blames IBM.

In addition to the fact that IBM does not agree with the Proponent on these matters, by making direct reference to each of these ongoing personal grievances within the text of his submission, it is clear beyond doubt that the Proponent's current submission is no more than another manifestation of his personal grievance with IBM.

Prior to filing the instant Proposal, the Proponent had many previous contacts with dozens of IBM personnel on these matters, but he simply has not been satisfied with the Company responses he received. That is clearly why he filed the instant stockholder proposal. The Company takes issue with the variety of self-serving characterizations the Proponent has made in his correspondences and this stockholder proposal, none of which raise anything different or new. The Proponent voluntarily decided to leave IBM earlier this year, signed a general release, and received a package of severance benefits. Suffice it to state for purposes of the instant letter that IBM did not discriminate against the Proponent. His low performance ratings in 2004 and 2005 have been reviewed before, and were determined to be proper. The Proponent's management properly found him to be one of the "lowest contributors" for two consecutive years. The Proponent decided to leave IBM, voluntarily, earlier this year, and he also elected, voluntarily, to take our standard severance package rather than undertake to improve his performance. Finally, after he left IBM, the Proponent attempted to collect unemployment benefits from the State of Minnesota, and during such time, he continued to e-mail dozens of individuals in IBM, as part of his own effort to extract additional monetary benefits from IBM, which he did not receive.

While the instant Proposal is also fully excludable under Rule 14a-8(i)(7), as it relates to the Company's ordinary business operations, see Argument I, supra, this Proposal is also clearly excludable under Rule 14a-8(i)(4), as the Proponent has clearly lodged the instant Proposal as one of many tactics he now believes will gain some additional attention for himself, and retribution against the Company, for his own present situation.

Therefore, this stockholder proposal should also be omitted under Rule 14a-8(i)(4) as it relates to the redress of a personal claim or grievance against the Company which is clearly designed to further the Proponent's personal interest and which is not shared with IBM stockholders at large.

In this connection, the SEC ruled in another no-action letter involving a similarly-situated disgruntled former employee:

> After consideration of the information contained in your letter and the exhibit thereto, this Division believes that there may be some basis for your view that the proposal may be omitted in reliance upon [former] Rule 14a-8(c)(4). **In the Division's view, despite the fact that the proposal is drafted in such a way that it may relate to matters which may be of general interest to all shareholders, it appears that the proponent is using the proposal as one of many tactics designed to redress an existing personal grievance against the Company**. (emphasis added)
>
> See International Business Machines Corporation (February 5, 1980).

The same result should apply in the instant case. The Commission long ago established that the purpose of the stockholder proposal process is "to place stockholders in a position to bring before their fellow stockholders matters of concern to them as stockholders in such corporation." Release 34-3638 (January 3, 1945). The purpose of current Rule 14a-8(i)(4) is to allow companies to exclude proposals that involve disputes that are not of interest to stockholders in general. The provision was developed "because the Commission does not believe that an issuer's proxy materials are a proper forum for airing personal claims or grievances." Release 34-12999 (November 22, 1976). In this connection, the Commission has consistently taken the position that Rule 14a-8(i)(4) is intended to provide a means for shareholders to communicate on matters of interest to them as shareholders. See Proposed Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Exchange Act Release No. 34-19135 (October 14, 1982). In discussing the predecessor Rule [Rule 14a-8(c)(4)], the Commission stated:

> **It is not intended to provide a means for a person to air or remedy some personal claim or grievance or to further some personal interest. Such use of the security holder proposal procedures is an abuse of the security holder proposal process, and the cost and time involved in dealing with these situations do a disservice to the interests of the issuer and its security holders at large.**

See Exchange Act Release No. 19135 (October 14, 1982).

The Proponent's personal grievance, however styled, is of no interest to IBM stockholders at large. In this vein, the Commission has also recognized that where: (i) a proponent has a history of confrontation with a company, and (ii) that history is indicative of a personal claim or grievance within the meaning of Rule 14a-8(i)(4) [and its predecessor Rule 14a-8(c)(4)], a proposal may be excludable on this ground even though, on its face, the Proposal does not reveal the underlying dispute or grievance. See Burlington Northern Santa Fe Corporation (February 5, 1999)(proposals relating to company's operations properly excluded as personal grievance); International Business Machines Corporation (November 17, 1995)(disgruntled former employee); Pfizer, Inc. (January 31, 1995)(disgruntled former employee); International Business Machines Corporation (December 29, 1994); International Business Machines Corporation (December 22, 1994)(disgruntled former employee); Cabot Corporation (November 4, 1994; November 29, 1993; December 3, 1992; November 15, 1991; September 13, 1990; November 24, 1989; November 9, 1988, and October 30, 1985). In its 1994 no-action letter to Cabot Corporation, the staff specifically permitted the company to apply its response to any future submissions of a same or similar proposal by the proponent. See also Unocal Corporation (March 30, 2000)(recent grant of Cabot type relief under Rule 14a-8(i)(4)); International Business Machines Corporation (November 22, 1995 and December 29, 1994)(in two separate letters regarding separate proponents staff permitted both responses to apply to any future submissions to the Company of a same or similar proposal by same proponents); Texaco, Inc. (February 15, 1994)(Staff also permitted Texaco to apply personal grievance ruling to any future submissions of the same or similar proposals by the same shareholder).

As stated above, the staff has utilized the personal grievance exclusion to omit proposals in other cases where the stockholders were using proposals as a tactic to redress a personal grievance against the Company notwithstanding that the proposals were drafted in such a manner that they could be read to relate to matters of general interest to all shareholders. See Southern Company (February 12, 1999); Pyramid Technology Corporation (November 4, 1994)("the proposal, while drafted to address a specific consideration, appears to be one in a series of steps relating to the long-standing grievance against the company by the proponent); Texaco, Inc. (February 15, 1994 and March 18, 1993); Sigma-Aldrich Corporation (March 4, 1994); McDonald's Corporation (March 23, 1992); The Standard Oil Company (February 17, 1983); American Telephone & Telegraph Company (January 2, 1980).

Here, the very text of the Proposal itself clearly notes each of the Proponent's own personal grievances with IBM. Since the shareholder proposal process is not intended to be used to air or rectify personal grievances, we continue to believe Rule 14a-8(i)(4) provides a fully adequate basis in this case for omitting the instant Proposal from the proxy materials for the Company's 2007 Annual Meeting. The instant Proponent is misusing the shareholder proposal process to further address his own personal grievances against the Company. See International Business Machines Corporation (December 18, 2002; reconsideration denied January 9, 2003 and March 28, 2003); CSX Corporation (February 5, 1998)(proposal from terminated employee seeking to institute a system-wide formal grievance procedure excluded because it related to the redress of a personal claim or grievance); Tri-Continental Corporation (February 24, 1993)(Former Rule 14a-8(c)(4) utilized by staff to exclude proposal seeking registrant to assist the Proponent in a lawsuit against former employer); International Business

Machines Corporation (January 6, 1995)(proposal to reinstate health benefits properly excluded by staff under former Rule 14a-8(c)(4)); Lockheed Corporation (April 25, 1994 and March 10, 1994)(proposal to reinstate sick leave benefits properly excluded under former Rule 14a-8(c)(4)); International Business Machines Corporation (January 25, 1994)(proposal to increase retirement plan benefits properly excluded under former Rule 14a-8(c)(4)); and General Electric Company (January 25, 1994)(proposal to increase pension benefits properly excluded under former Rule 14a-8(c)(4)). See also Caterpillar Tractor Company (December 16, 1983)(former employee's proposal for a disability pension properly excluded as personal grievance). Given that the instant Proponent has clearly outlined his grievances within the four corners of his present submission, the Company believes that the Proposal may be omitted from the Company's proxy materials pursuant to Rule 14a-8(i)(4), and therefore requests that no enforcement action be recommended to the Commission if the Company excludes the Proposal on the basis of such Rule.

* * * * * * * * * * * * *

In summary, for the reasons and on the basis of the authorities cited above, IBM respectfully requests your advice that you will not recommend any enforcement action to the Commission if the Proposal is omitted from IBM's proxy materials for our upcoming Annual Meeting. We are sending the Proponent a copy of this submission, thus advising him of our intent to exclude the Proposal from the proxy materials for our Annual Meeting. If there are any questions relating to this submission, please do not hesitate to contact me at 914-499-6148. Thank you for your attention and interest in this matter.

Very truly yours,



Stuart S. Moskowitz
Senior Counsel

Attachment

cc: Charles J. Pentek
8878 11th Avenue, NE
Rochester, MN 55906

Exhibit A

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2007 Proxy Statement pursuant to Rule 14a-8

11/4/06

Dear Office of the Secretary, International Business Machines Corporation,

IBM uses a competitive evaluation process to select the best suppliers. It is essential that suppliers competing for IBM's business have confidence in the integrity of IBM's selection process. The following proposal would strengthen IBM's competitive evaluation process.

The request for quotation sent to each supplier for E4 Power Supplies, Reference: IBM RFQ #DCH30045 stated the following: "To comply with IBM procedure, all responses must be submitted to the following address or fax number indicated below and **MUST BE RECEIVED** by **May 28, 2002.** Please reference the RFQ number as the subject of your response. To ensure fairness to all participating suppliers, **late entries will not be accepted, absolutely "NO" extensions** will be granted due to the aggressive Product Plans.". The format and fonts are just as each supplier received in the request for quotation.

IBM accepted **two** late bids from suppliers submitting a quote for E4 Power Supplies, Reference: IBM RFQ #DCH30045. As an IBM employee, I tried to change the competitive evaluation process to protect IBM's reputation. IBM's internal investigations agreed that a supplier did receive special attention that was not extended to the other suppliers. However, no changes were implemented to prevent a supplier receiving favored attention. I was targeted to leave IBM for my efforts to change the competitive evaluation process. I submitted the following letter to my manager, Mike Heaser, on February 10, 2006.

"Mike,

I respectfully disagree with your performance ratings for both 2004 and 2005. I feel IBM is downgrading my performance rating in retaliation for an open door concerning IBM's acceptance of late bids and IBM has since targeted me to leave.

IBM will not allow me to look for another job within IBM and given our past history, I see no way of obtaining an acceptable rating from you, so my intent is to leave IBM on February 13, 2006 with an acceptable separation package. Currently IBM is offering 13 weeks pay and 6 months of transitional medical benefits & group life insurance benefits in exchange for signing the general release. I believe IBM could offer a better separation package based on my 23 years as a dedicated IBMer. Thank you for considering increasing my separation package benefits.

I will see you Monday 1PM at the IBM main lobby. Thank you."

The following optional comments were submitted in my 2005 Personal Business Commitments Assessment.

"I am a dedicated IBM employee. I am extremely proud of my performance evaluation history. I respectfully disagree with your performance ratings for both 2004 and 2005. I feel IBM is downgrading my performance rating in retaliation for an open door concerning IBM's acceptance of late bids and IBM has since targeted me to leave."

IBM was required to submit evidence to my appeal for unemployment insurance. For the question "Did the applicant give you a reason for quitting?" IBM checked the NO box. IBM's position is in contrast to the cited documentation which logically provides IBM the reasons why I quit. Why did IBM lie to an unemployment law Judge? Some IBM employees are desperately trying to cover up IBM's gross abuse of the competitive evaluation process.

Simple common sense, as well as sound business practice dictates that a late bid should be a **rare** exception when the competitive evaluation process is used for supplier selection. I propose IBM update the competitive evaluation process to only accept late quotes from a supplier if the supplier provides documented proof of a situation that only the late supplier experienced and that the situation was unforeseen and not preventable.

In a world of widely differing laws and regulations, it can be difficult at times to understand exactly what ***is*** and what ***is not*** acceptable business behavior. This proposal would provide a clear and concise guideline for the acceptance of late bids and simultaneously prevent IBM employees of questionable character from manipulating the competitive bid process in favor of suppliers who did not provide a timely quotation. Having a sound competitive evaluation process is critical to teamwork and IBM's reputation. It is essential that suppliers competing for IBM's business have confidence in the integrity of IBM's selection process. IBM stockholders deserve the best value from IBM's suppliers when competitive evaluation process is used as IBM's selection process.

Thank you for considering this proposal to improve IBM's competitive evaluation process.

Best Regards,



Charles J. Pentek

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 29, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: International Business Machines Corporation
Incoming letter dated December 4, 2006

The proposal would require IBM to "update the competitive evaluation process to only accept late quotes from a supplier if the supplier provides documented proof of a situation that only the late supplier experienced and that the situation was unforeseen and not preventable."

To the extent that the submission involves a rule 14a-8 issue, there appears to be some basis for your view that IBM may exclude the proposal under rule 14a-8(i)(7), as relating to IBM's ordinary business operations (i.e., decisions relating to supplier relationships). Accordingly, we will not recommend enforcement action to the Commission if IBM omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which IBM relies.

Sincerely,



Derek B. Swanson
Attorney-Adviser